UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40724

RIDGETECH, INC.
(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-259692 and No. 333-269182) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

On October 30, 2025, Ridgetech, Inc., a Cayman Islands exempted company (the “Company”), entered into Securities Purchase Agreements (the “Purchase Agreement”) with certain non-U.S. accredited investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a private placement (the “Offering”) an aggregate of 4,680,000 ordinary shares (the “Shares”), par value $0.001 per share, of the Company (“Ordinary Shares”), at a purchase price of $0.60 per Share, for aggregate gross proceeds to the Company of $2,808,000, as well as warrants to purchase up to an aggregate of 11,700,000 Ordinary Shares at an exercise price of $1.60 per share (the “Warrants”). The Warrants shall be exercisable immediately following issuance and expire thirty-six months from the issuance date of the Warrants. The exercise price and the number of Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares”) are subject to adjustment in the event of stock splits or dividends or other similar transactions. Concurrently, the Company and the Investors entered into Shareholder Rights Agreements (the “Rights Agreement”) regarding rights and obligations of the Investors and the Company with regard to the sale of the Shares and the Warrants. Rights of the Investors under the Rights Agreement include demand registration rights and piggyback registration rights in case the Company proposes a registered securities offering. Moreover, under the Rights Agreement, the Investors agree to vote according to the recommendation of the Company’s board of directors (the “Board”) regarding any proposal requiring Company shareholder approval, and to refrain from various transactions involving Company securities or assets absent prior consent of the Company or its Board.

The Offering closed on November 7, 2025. The Offering is pursuant to and in reliance upon the exemption from securities registration afforded by Regulation D and Regulation S of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the U.S. Securities and Exchange Commission.

The foregoing description of documents related to the Offering does not purport to be complete and is qualified in its entirety by reference to the full texts of the form of the Purchase Agreement, the form of the Warrant and the form of the Rights Agreement, a copy of each is attached hereto as Exhibit 4.1, Exhibit 4.2, and Exhibit 4.3, respectively, which are incorporated herein by reference.

Corporate Governance

As a foreign private issuer, the Company may follow its home country’s corporate governance practices in lieu of certain requirements of the Nasdaq Stock Market LLC (“NASDAQ”) Listing Rules. Except as disclosed in the Company’s annual reports on Form 20-F, there are no significant differences between the Company’s corporate governance practices and those followed by domestic companies under the NASDAQ listing rules. Such differences include the following: NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power at a price less than the Minimum Price (as defined in the rule); (ii) resulting in a change of control of the company; or (iii) being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. Cayman Islands law does not impose the same shareholder approval requirements as those under NASDAQ Listing Rule 5635 for the types of issuances described above. As a Cayman Islands company, the Company has followed its home country practices in conducting the Offering, under which shareholder approval is not required for the issuances involved, and therefore was not required to seek such approval.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description
4.1	Form of Securities Purchase Agreement
4.2	Form of Warrant
4.3	Form of Shareholder Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2025	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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